DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Stephanie J. Ciboroski, Senior Assistant Chief Accountant Division of Corporation Finance

September 25, 2014

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for Fiscal Year Ended December 31, 2013 Filed March 20, 2014 Form 6-K Filed July 29, 2014 File No. 001-15242

Ladies and Gentlemen:

We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), have received your letter, dated August 27, 2014 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2013 (the “Annual Report” or the “2013 Form 20-F”) and our Form 6-K filed July 29, 2014. In response to the Comment Letter, please note the following.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 3 – Key Information, page 6

Risk Factors, page 11

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism ..., page 27

1.

You state that you engage or have engaged in business with counterparties in certain countries which the U.S. State Department has designated as state sponsors of terrorism. Cuba, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. In your letters to us dated October 12, 2011 and February 10, 2012, you discussed contacts with Cuba and Syria, and indicated that you had no contacts with Sudan at that time. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Syria and Sudan since your 2011 letters, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products or services you have provided to Cuba, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

As noted in the risk factor disclosure in our 2013 Form 20-F, Deutsche Bank decided in 2007 to not engage in new business with counterparties in countries such as Iran, Sudan, Syria and North Korea and to wind down existing business where legally possible. Only legacy business entered into before this policy came into effect which we were not able to exit (e.g., because no termination right exists) was maintained, but this, too, was to be phased out as far as possible.

Since our letter in 2011 we have not engaged in business with counterparties in Syria beyond transactions already in place in 2011. Even before the introduction of the policy in 2007, business with counterparties in Syria was very limited. Legacy business consists of guarantees or letters of credit for Syrian banks, companies or individuals in the aggregate amount of € 40 million. (This amount differs from the € 17.0 million referred to in our 2011 response, though it still represents legacy business pre-dating our policy and is immaterial to Deutsche Bank.) It should be noted that this amount includes transactions that took place many years ago and for which we still have not received confirmation from the Syrian banks or other individual or corporate beneficiaries that we are released from our liabilities though the underlying transactions have been completed.

With regards to Sudan, our 2011 response stated that Deutsche Bank is not engaged in business with counterparties of or in Sudan. We have outstanding, however, two export letters of credit and one guarantee in favor of Sudanese counterparties, in an aggregate amount of € 0.35 million, that pre-dated our 2007 policy. Since our 2011 response, we have not engaged in business with counterparties in Sudan beyond transactions already in place in 2011, except that in 2013, contrary to our policy and based on a clerical error, we issued a guarantee for an applicant that is a resident of Sudan (and for which the account party and beneficiary was a client of Deutsche Bank not from Sudan) in connection with medical services in the amount of € 0.25 million. This transaction did not violate any applicable embargo or other law.

With regards to Cuba, we have participated in a limited number of letters of credit since 2011. Our outstanding transactions, which predominantly stem from the time period prior to our policy decision in 2007, consist of a limited number of guarantees or letters of credit (€ 7 million) and structured finance transactions (€ 2.5 million) with counterparties domiciled in Cuba. All of these transactions are denominated and settled in currencies other than USD.

2.	Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

As described above, our contacts with Cuba, Syria and Sudan since 2011 are not material from a quantitative perspective and do not differ significantly, from either a quantitative or qualitative perspective, from those described in our responses to your comments in 2011 and 2012. Accordingly, we believe that the risk factor disclosure in our 2013 Form 20-F already adequately addresses these contacts and the risks posed by them.

Item 15 – Controls and Procedures, page 87

Management’s Annual Report on Internal Control over Finanial Reporting, page 87

3.	We note that during your second quarter 2014 analyst conference call held on July 29, 2014, your chief financial officer commented on recent media reports surrounding your regulatory reporting in the U.S. Please address the following:

•	To the extent that significant deficiencies in your U.S. regulatory reporting were identified, tell us the extent to which there may be common root causes to the deficiencies in your regulatory reporting that are relevant to the evaluation of the nature and severity of any deficiencies in internal control over financial reporting (especially the control environment, risk assessment, or monitoring components of COSO).

As required by the Sarbanes-Oxley Act (“SOx”), in connection with the preparation of the Group’s IFRS financial statements, we have a well-established global approach to assess internal control over financial reporting (“ICFR”), which adopts the COSO framework. Assessments are performed on potential internal control deficiencies individually as well as on an aggregated level.

Under our SOx approach, we considered the issues with respect to U.S. regulatory reporting we identified and concluded that they did not constitute deficiencies in ICFR with respect to our IFRS financial statements, as they pertained to reports prepared under U.S. GAAP and were specific only to U.S. regulatory reporting requirements.

•	Tell us whether for your U.S. operations you typically would have differences between amounts reported for regulatory purposes versus amounts reported under IFRS, and if not, how errors and deficiencies identified in your regulatory reports would not also translate to errors or deficiencies in controls over the preparation of your IFRS financial statements included in SEC filings.

In contrast to the Group’s financial reporting under IFRS, our U.S. regulatory reporting is prepared under U.S. GAAP and in accordance with U.S. regulatory reporting requirements. We utilize the same systems for underlying information regarding both our regulatory reporting and our IFRS reporting. These systems, however, are generally designed to gather information necessary for our IFRS reporting and are not specifically designed to capture the different information required for regulatory reporting in the U.S. or in other jurisdictions. We generally employ manual processes to adjust our IFRS reporting information to comply with the regulatory reporting requirements in the various applicable jurisdictions. Accordingly, issues with respect to regulatory reporting for a particular jurisdiction will not necessarily represent issues with respect to Group-level IFRS financial reporting or regulatory reporting for another jurisdiction.

•	Tell us whether locations other than your U.S. operations have controls similar in design to those at your U.S. operations, and if so, how you evaluated whether any of those operations had significant deficiencies. If so, please tell us how you evaluated the severity of these deficiencies individually and in the aggregate, with any other deficiencies in internal control over financial reporting, if applicable.

•	To the extent that deficiencies in your regulatory reporting were impacted by weaknesses in your technological systems, explain whether the same systems are used to generate your IFRS financial statements included in your SEC filings.

As mentioned above, the issues with respect to U.S. regulatory reporting we identified pertained to reports prepared under U.S. GAAP and were specific only to U.S. regulatory reporting requirements. Also as mentioned, we utilize the same systems for underlying information regarding both our regulatory reporting and our IFRS reporting. These systems, however, are generally designed to gather information necessary for our IFRS reporting and are not specifically designed to capture the different information required for regulatory reporting in the U.S. or in other jurisdictions. We generally employ manual processes to adjust our IFRS reporting information to comply with the regulatory reporting requirements in the various applicable jurisdictions.

•	To the extent that such deficiencies impacted your assessment of internal controls over financial reporting (“ICFR”), explain how you considered whether such deficiencies are indicative of a material weakness in your ICFR at December 31, 2013. As part of your response, please address the error corrections disclosed on page 290 of your Management Report, and explain how you evaluated the severity of any related internal control deficiencies both individually and in the aggregate, including the aggregation with any deficiencies identified as a result of your US regulatory exams, if applicable.

For the reasons outlined above, we concluded that the issues we identified with respect to U.S. regulatory reporting were not material weaknesses in our ICFR as of December 31, 2013.

Separately, in line with our SOx approach, we assessed the error corrections noted on page 290 of the Management Report, which have no connection with U.S. regulatory reporting, and concluded that they did not constitute a material weakness with respect to the Group. Consistent with industry practice and COSO guidance, the assessment was based on potential financial impact and likelihood of occurrence. We also concluded that no material weakness existed with respect to the Group based on deficiencies in the aggregate.

Market Risk Measurement, page 156

4.	We note from your disclosure on page 158 that to assess the accuracy of your regulatory Value-at-Risk (VaR) model you perform backtesting using the comparison of hypothetical daily profits and losses under the buy-and-hold assumption, which you define as the profit and loss impact that would have resulted on a portfolio for a trading day valued with current market prices and parameters assuming it had been left untouched for that day, compared to the estimates from the VaR model from the preceding day. Please respond to the following:

•	Revise your future filings to more clearly explain how hypothetical daily profits and losses are calculated. For example, clearly explain whether your definition of hypothetical profit and loss impact includes fees, commissions, net interest income, and gains and losses from intraday trading. Additionally, confirm that the definitions are comparable to the ones used in your backtesting analysis where you compare hypothetical profit and loss impact with a regulatory 99% VaR using a ten day holding period.

We confirm that our definition of ‘hypothetical daily profits and losses under the buy-and-hold assumption’ excludes gains and losses from intraday trading, fees and commissions, carry (including net interest margin), reserves and other miscellaneous revenues.

On page 158 of our 2013 Form 20-F we state ‘… we estimate the P&L impact that would have resulted on a portfolio for a trading day valued with current market prices and parameters assuming it had been left untouched for that day ...’. For the 2014 Form 20-F, we will expand on the definition to explicitly state that the hypothetical daily profits and losses under the buy-and-hold assumption exclude gains and losses from intraday trading, fees and commissions, carry (including net interest margin), reserves and other miscellaneous revenues.

We confirm that the definitions are comparable to those used in our backtesting analysis where we compare hypothetical profit and loss impact with a regulatory 99% VaR using a one day holding period. For regulatory capital reporting (and RWAs), the holding period is scaled to 10 days.

•	Revise your future filings to disclose your definition of “daily income of trading units” as used on page 171 and describe how that definition differs from “hypothetical daily profits and losses.”

The definition ‘daily income of trading units’ includes gains and losses from intraday trading, fees and commissions, carry (including net interest margin), reserves and other miscellaneous revenues in addition to the hypothetical daily profit and losses from page 158. For the 2014 Form 20-F, we will provide additional disclosure to describe the difference between the ‘daily income of trading units’ and the ‘hypothetical daily profits and losses’.

Financial Report 2013

Management Report

Operating and Financial Review – Result of Operations, page 17

5.	We note your disclosure on page 20 of your Management Report that the decrease in net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in Deutsche Asset and Wealth Management (DeAWM) was mainly attributable to the deconsolidation of funds in 2013. Please provide us with more information about the types of funds that were deconsolidated and the events that triggered deconsolidation during 2013.

Deutsche AWM is the manager of a number of funds which guarantee the minimum net asset value to be returned to investors at certain dates (‘guaranteed funds’). On the adoption of IFRS10 on January 1, 2013 all these guaranteed funds were consolidated as it was understood that the underlying investor bases of the funds were widely dispersed such that no substantive removal rights over the manager were held by any one investor. Deutsche AWM had therefore determined that it was principal and should consolidate the funds. Comparative information for 2012 was also restated at that date in line with IFRS10 adoption requirements.

However, in the course of subsequent consolidation reviews Deutsche AWM realized that for specific guaranteed funds the fund units were actually held by a single investor. This investor was seen as a majority (dominant) investor with substantive unilateral removal rights over the manager. Based on the clarified fact pattern Deutsche AWM re-assessed its previous consolidation decision and determined that it should be deemed agent for the investors and should not consolidate these specific funds under IFRS 10.

Following the re-assessment this specific group of guaranteed funds was deconsolidated from the Group as of December 31, 2013.

It is important to note that the most common set up for these funds is such that no single investor has dominant unit holdings. Rather the unit holders in such funds are typically widely dispersed. Thus this specific subset of funds is unique in this respect. To ensure completeness Deutsche AWM performed a review of the remaining consolidated guaranteed funds and confirmed that there were no other structures with a single investor with similar unilateral removal rights over the manager. Therefore the remainder of the guaranteed funds continue to be consolidated.

The Bank assessed the impact of this error on the consolidated IFRS financial statements in line with our internal policies and procedures regarding error reporting, including ICFR assessments, and concluded that the effects of the uncorrected misstatement were immaterial.

Consolidated Financial Statements

Note 39 – Information on Subsidiaries, page 402

6.	We note that you consolidate 1,344 structured entities as of December 31, 2013. Please revise your future filings to provide the disclosures required by paragraphs 14-17 of IFRS 12 related to the risks associated with your interests in such consolidated structured entities.

In future filings, we will revise our disclosure to specifically include a statement to confirm to what extent the Group provided, or intended to provide, financial support to consolidated entities where no contractual obligation existed, in line with paragraphs 14 to 17 of IFRS 12.

Note 40 – Unconsolidated Structured Entities, page 403

7.	We note that you describe the types of unconsolidated entities with which you are involved and provide a general statement on page 403 of your Management Report that such entities are not consolidated because you do not control them through voting rights, contract, funding agreements, or other means. Please tell us, and revise your future filings as appropriate, to describe the key factors considered in your consolidation determination for each type of unconsolidated structured entity in which you have involvement.

We will revise our future filings, commencing with the 2014 Form 20-F, to describe the key factors considered in our consolidation determination for the structured entity types described on page 403 of the 2013 Form 20-F. The wording we propose to include in our future filings for each of the structured entity types is detailed below. (New text is underlined.)

‘Below is a description of the Group’s involvement in unconsolidated structured entities by type, including the key factors considered in our consolidation determination.

Repackaging and investment entities

Repackaging and investment entities are established to meet clients’ investment needs through the combination of securities and derivatives. These entities are not consolidated by the Group because the Group does not have power to influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

Third party funding entities

The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The Group’s involvement involves predominantly both lending and loan commitments.

The vehicles used in these transactions are controlled by the borrowers where the borrowers have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.

Securitisation vehicles

The Group establishes securitization vehicles which purchase diversified pools of assets, including fixed income securities, corporate loans, and asset-backed securities (predominantly commercial and residential mortgage-backed securities and credit card receivables). The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The Group often transfers assets to these securitization vehicles and provides financial support to these entities in the form of liquidity facilities.

The Group also invests and provides liquidity facilities to third party sponsored securitization vehicles.

The securitization vehicles that are not consolidated into the Group, are those where the Group does not hold the power or ability to unilaterally remove the servicer or special servicer who has been delegated power over the activities of the entity.

Funds

The Group establishes structured entities to accommodate client requirements to hold investments in specific assets. The Group also invests in funds that are sponsored by third parties. A group entity may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both Group sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.

The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.

Other

These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the Group does not hold power over the decision making of these entities.’

Form 6-K filed July 29, 2014

Exhibit 99.1 – Management Report

Information on the Consolidated Balance Sheet (unaudited), page 82

Additional Equity Components, page 103

8.	We note your disclosures regarding the €3.5 billion issuance of Additional Tier 1 Notes (AT1 Notes) with detachable warrants in May 2014. We also note that you have classified these notes as equity instruments but have presented them outside of total shareholders’ equity in your Consolidated Balance Sheet. Please address the following:

•	Provide us with a detailed analysis explaining how you determined the appropriate accounting treatment for the AT1 Notes. Ensure that your analysis addresses the key terms of these instruments, and specifically explain how the write-down/write-up triggers and the detachable warrants were considered in your accounting determination.

According to the terms and conditions of the AT1 Notes, the Group does not have a contractual obligation to pay interest or to redeem the principal amount. The Group has the right, at its sole discretion, to cancel all or part of any payment of interest, including if such a cancellation is necessary to prevent the Common Equity Tier 1 Capital Ratio from falling below the minimum consolidated common equity capital (CET1) ratio applicable under European banking rules or to meet a requirement imposed by the relevant supervisory authority. Interest payments are non-cumulative.

The Notes have no scheduled maturity date. Any redemption is at the option of the Group.

The Group has structured the AT1 Notes to ensure compliance with the requirements of European regulations defining AT1 capital. The minimum requirements require a write-down of principal if the CET1 ratio of the Bank falls below 5.125%. To the extent the Bank is subject to a shortfall in meeting the required minimum CET1 ratio, a corresponding amount of the AT1 Notes will be written down on a pro-rata basis. After a write-down, the nominal amount and the redemption amount of each note may be written up in subsequent periods until the full initial nominal amount has been reached, to the extent that a corresponding annual profit is recorded and the write-up will not give rise to or increase an annual loss. Any write-up is in the sole discretion of the Group. The potential for the write-down or the subsequent write-up of these notes does not influence the decision on the treatment of these notes as equity.

The Group is under no contractual obligation to deliver shares or financial assets, and is not obliged to settle the AT1 Notes with the Group’s equity instruments. Therefore, applying IAS 32 paragraph 16, we have concluded that the AT1 Notes constitute an equity instrument.

Additionally, the interest payments on the AT1 Notes will be charged against equity when paid and will not affect the income statement, which is in line with the requirements of IAS 32 paragraph 35.

The AT1 Notes issued by the Group qualify as participatory notes (“Genussrecht”) from a corporate law perspective.

The AT1 Notes were issued with detachable warrants, which, once detached, were separately tradable. The warrants were detached immediately on issuance.

The warrants constitute short calls on Deutsche Bank common shares. Such instruments qualify as equity as they are settled by delivering a fixed number of own shares against a fixed amount of cash. This equity instrument treatment is in compliance with IAS 32 paragraphs 11 and 16 (b)(ii).

•	Describe the trigger events that would result in the AT1 Notes being written up and how the amount of the write-up would be determined. Explain how you determined that it was appropriate to classify these notes outside of total shareholders’ equity.

There are no specific trigger events that require AT1 Notes to be written-up, and the write-up of AT1 Notes previously written-down is purely at the discretion of the Group.

However, any write-ups are subject to certain limitations as set out in the terms and conditions of the issued Notes. Such limitations are based on applicable regulations as well as guidance given by the European Banking Authority on the regulatory technical standards applicable to own funds. In particular, the Group may affect a write-up only to the extent that annual profits recorded by the Bank are equal to or greater than the amount of the write-up.

Write-ups of the AT1 Notes do not have priority over dividend payments and other distributions on shares and other Common Equity Tier 1 instruments of the Group, i.e. such payments and distributions are permitted to continue to be made, subject to other regulatory limitations, even if no full write-up has been effected. As a matter of principle, at the time of a write-up there must not be any on-going write-down trigger events impacting the AT1 Notes. A write-up is also excluded if it could lead to a write-down trigger event.

The AT1 Notes can be written-up to a value no greater than the original nominal value of the notes.

•	Explain how you determined that it was appropriate to classify these notes outside of total shareholders’ equity.

IFRS does not prescribe the presentation of the instrument in any specific line item within equity. The Group has decided to present the AT1 Notes outside of total shareholders’ equity as we feel this provides greater transparency and comparability, considering that AT1 Notes are not part of shareholders’ equity and other banks have similarly shown their AT1 Notes outside of shareholders’ equity.

•	Clarify how any income/(loss) from these notes (e.g., interest expense) is/will be reflected in your Consolidated Statement of Income. In other words, will these amounts be separately attributed to AT1 Noteholders or will they be included in net income/(loss) attributable to Deutsche Bank shareholders?

As stated above, interest payments on the AT1 Notes will be charged against retained earnings directly, with a corresponding credit to cash. Any write-downs are to be credited to retained earnings with a corresponding debit to Additional Equity Components. Subsequent write-ups will have bookings opposite to those of the write-down. Therefore interest payments, write-downs and write-ups in relation to the AT1 Notes will not be reflected in Net income attributable to Deutsche Bank shareholders’ reported in the Consolidated Statement of Income but will be seen as line items impacting retained earnings in the Consolidated Statement of Changes of Equity.

•	Explain how you determined that it was appropriate to include the value of the warrants in the amount reported outside of total shareholders’ equity given that these instruments entitle the holder to purchase common shares.

The sales price of the warrants, being their initial fair value, was reported within Shareholders’ Equity as Additional Paid-in Capital as the warrants are equity instruments as described above. The sales price realized on the warrants amounted to just €1,300 as the warrants have a strike price that was out of the money at the date of issuance and have a short maturity date.

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned, Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Stefan Krause	/s/ Mathias Otto
Stefan Krause	Mathias Otto
Chief Financial Officer and	Deputy General Counsel Germany,
Member of the Management Board	Central and Eastern Europe